Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2019, Aridis Pharmaceuticals, Inc. had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) common stock, $0.0001 par value per share (“Common Stock”).

Unless the context otherwise requires, all references to “we”, “us”, the “Company”, or “Aridis” in this Exhibit 4.1 refer to Aridis Pharmaceuticals, Inc.

DESCRIPTION OF CAPITAL STOCK

The following description of our securities is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation and bylaws, which are filed as exhibits to the annual report on Form 10-K of which this Exhibit 4.1 is a part.

Authorized Capitalization

Our authorized capital stock consists of 100,000,000 shares of Common Stock and 60,000,000 shares of preferred stock, $0.0001 par value per share (“Preferred Stock”) in one or more series.

Transfer Agent and Registrar. The transfer agent for our Common Stock is Philadelphia Stock Transfer.

Listing. Our Common Stock is traded on the Nasdaq Capital Market under the symbol “ARDS.”

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of our stockholders. Holders of our common stock have no cumulative voting rights. All shares of common stock offered hereby will, when issued, be fully paid and nonassessable, including shares of common stock issued upon the exercise of common stock warrants or subscription rights, if any.

Further, holders of our common stock have no preemptive or conversion rights or other subscription rights. Upon our liquidation, dissolution or winding- up, holders of our common stock are entitled to share in all assets remaining after payment of all liabilities and the liquidation preferences of any of our outstanding shares of preferred stock. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our Board of Directors out of our assets which are legally available. Such dividends, if any, are payable in cash, in property or in shares of capital stock.

The holders of a majority of the shares of our capital stock, represented in person or by proxy, are necessary to constitute a quorum for the transaction of business at any meeting. If a quorum is present, an action by stockholders entitled to vote on a matter is approved if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action, with the exception of the election of directors, which requires a plurality of the votes cast.